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                                                                     EXHIBIT 4.6

June 26, 2001

Mr. Frank ten Brink
Waste Systems, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045


VIA FACSIMILE: (847) 367-9462


Dear Mr. Ten Brink:

     As the Amended and Restated Secured Promissory Note dated October 1, 1998 in the principle amount of $5,629,378.97, payable to Waste Systems, Inc. ("WSI") will mature July 1st. 2001, we are requesting to renegotiate and extend the note under the following terms to October 1, 2001.

Proposed Terms:

a) Maturity. The Note will mature October 1, 2001. In the event the parties mutually agree on a future repayment schedule prior to October 1, 2001, WSI is willing to negotiate a one year term until October 1, 2002.

b) Repayment of principal: For WSI to lower the Interest rate and to extend the note, 3CI will repay $400,000 in principal prior to June 28, 2001.

c) Revolver Facility: WSI will allow 3CI to draw up to $100,000 from a new revolver facility, which facility will also expire October 1, 2001.

d) Interest Rate, starting July 1, 2001. Wall Street Journal "Money Rates" (Southwestern Edition) Prime Rate plus 1.5% per annum not to exceed 13%.


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Mr. Frank ten Brink
June 26, 2001
Page 2


e) Interest Payments. Interest payable quarterly in arrears on the first day of the succeeding quarter.

f) Financial Covenant. The Amended and Restated Note will contain a minimum EBITDA covenant of $1,500,000 for the six months ending September 30, 2001. Such covenant will be measured on a trailing six months basis. If the minimum EBITDA goal is not obtained warrants will be issued based on a market price of $0.36 (market price as of June 26,2001) and in an amount intended to equal 5% of the principal balance for the quarter ending in question. The Note as amended will not contain a minimum net income covenant nor a minimum shareholder equity covenant currently contained in the Note subparagraph (h) and (I) on page 3 of the 3CI Note.

g) Warrants If the minimum EBITDA goal is not obtained warrants will issued based on a market price of $0.36 (market price of June 26, 2001).

h) Confirmation of Existing Liens. The Company will ratify and confirm all existing liens in favor of WSI securing the Note.

i) Payment of WSI Fees and Expenses. The Company shall pay all of WSI's reasonable legal fees and expenses incurred by it in connection with the negotiation and documentation of the Proposed Note and related documents and instruments.

j) Waiver of Existing Defaults. WSI will waive, if applicable, all existing events of default under the Note through January 1, 2001.

Please indicate your acceptance by signing and faxing back to me.

Yours truly,

/s/ Otley Smith
Otley Smith
CEO, 3CI

/s/ Frank J.M. ten Brink
Frank J.M. ten Brink
Vice President
Waste Systems, Inc.